EXHIBIT 99.1

RADA Reports Follow-on Orders of
$3.1M in the 2nd Quarter of 2010, Mostly from US Aerospace Customers

NETANYA, Israel, July 19, 2010 -- RADA Electronic Industries Ltd. (Nasdaq:RADA) announced that it has received follow-on production and maintenance orders worth over $3.1 million during the 2nd quarter of 2010.  Most of the orders stemmed from leading US aerospace companies.

Zvi Alon, the CEO of Rada, commented: "We are seeing a steady increase in the company's backlog and sales. We believe this growth is indicative of the company's improved business performance as well as customer confidence that we can provide them with and implement the most advanced products.  "

The orders include delivery and maintenance of video and data recorders, inertial navigation systems, and various avionics products to military aircrafts. These systems are installed on the most advanced aircrafts produced today. The majority of the deliveries are scheduled to be delivered by the end of 2011.

The company also reported record orders for the first half of 2010 in the amount of $16.7 million, an increase of 17% when compared to the first half of 2009, which saw $14.3 million in orders.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dubi Sella (V.P Sales & Marketing)
Tel: +972-9-892-1111
mrkt@rada.com